QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009

INTRODUCTION

The following information, prepared as of March 22, 2010, should be read in conjunction with the audited annual consolidated financial statements of Quest Capital Corp. (“Quest” or the “Company”) as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 and related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

BUSINESS PROFILE AND STRATEGY

Historically, Quest’s primary business focus was to invest in mortgages secured by Canadian real estate, however, during 2009, Quest primarily focused on the collection and monetization of its existing loan portfolio rather than on the origination of new loans. The Company has made progress in this regard, and expects further monetization to occur during 2010, and these proceeds will be used to purchase its non-recourse syndicated loans and to reinvest in mortgages. As such, the Company will recommence lending. There are several significant factors which will impact the timing and success in recommencing lending activities which are discussed herein under the heading “Recommencing Lending Activities”.

As a mortgage investment corporation (“MIC”), Quest’s balance sheet is dominated by residentially oriented loans. In general, a loan is residentially oriented if, at the time the loan is made, greater than 80% of the real estate by which the loan is secured, is, or is intended to be, devoted to residential purposes. This includes loans for the development or financing of single family, apartment, condominium, social housing and nursing/retirement residences. Quest also invests in first mortgages secured by commercial real estate.

As a MIC, Quest is able to reduce its taxable income through the payment of dividends to its common and preferred shareholders. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year or within 90 days of its year end. Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income – see “Dividend Policy for 2010” herein. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

RECOMMENCING LENDING ACTIVITIES

Through its monetization efforts, Quest has been able to extinguish its revolving credit facility and First Preferred Shares, Series A. Subsequent to December 31, 2009, Quest reduced its non recourse loan syndication principal to $2.9 million. As part of recommencing its lending activities, management is responding to the altered lending markets and assessing the appropriate business model to govern its lending activities. The assessment will include a review of the Company’s underwriting and lending policies and parameters including borrower profile, maximum loan to value, debt service coverage, product and geographic attributes, and lending interest rates and fees.

Additionally, for the Company to recommence lending, Quest will need to hire additional personnel, establish an appropriate incentive plan and ensure adequate liquidity resources are available.

The timing and continuation of Quest’s lending activities will be governed by the functioning of real estate and credit markets. If these markets were to be interrupted or dislocated, the Company may again, as it did in 2009, temporarily suspend its lending activities. Additionally, should real estate values inflate or moderate quickly, Quest will look to alter its underwriting and lending parameters.

NON-GAAP MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and payout ratio on income before taxes do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. ROE and ROA are commonly used measures to compare the performance of lenders. The fact that the Company is a MIC is the major reason the Company calculates dividend payout ratio on income before taxes. These non-GAAP measures used in this management’s discussion and analysis (“MD&A”) are calculated as follows:

  return on equity – net income divided by average shareholders’ equity.

  return on assets – net income divided by average total assets.

  dividend payout ratio on income before taxes – dividends paid divided by income before taxes.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

2009 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of Quest’s 2009 financial performance and should be read in conjunction with the “Results of Operations” section of this MD&A.

FINANCIAL PERFORMANCE

Table 1 - Selected Annual Financial Information
($ thousands, except per share amounts)

	2009	2008	2007	Change from 2008
Key Performance Indicators
Net interest income	13,696	43,852	39,355	(30,156)	(69%	)
Other	(156)	308	11,982	(464)	(151%	)
(Loss) income before income taxes	(28,196)	21,819	35,988	(50,015)	(229%	)
Net (loss) income	(21,633)	22,831	23,667	(44,464)	(195%	)
(Loss) earnings per share – basic	(0.14)	0.16	0.16	(0.30)	(190%	)
(Loss) earnings per share – diluted	(0.14)	0.16	0.16	(0.30)	(190%	)
Return on equity(1)	(8% )	8%	8%
Return on assets(1)	(6% )	6%	7%
Common share dividends paid per share	-	0.16	0.01	(0.16)	(100%	)
Payout ratio on income before taxes(1)	-	108%	39%
Loans receivable	274,153	372,084	277,710	(97,931)	(26%	)
Total assets	298,400	384,255	325,744	(85,855)	(22%	)
Revolving debt facilities	-	50,153	26,365	(50,153)	(100%	)
Preferred share liability	-	38,724	-	(38,724)	(100%	)
Non-recourse loan syndication	20,677	-	-	20,677	100%
Total liabilities	24,493	93,256	35,110	(68,763)	(74%	)
Shareholders' equity	273,907	290,999	290,634	(17,092)	(6%	)
Book value per share	1.81	1.98	1.98	(0.17)	(9%	)
Impaired loans – gross outstanding principal	177,789	103,106	7,500	74,683	72%
Allowance for loan losses	36,063	13,735	-	22,328	163%
Allowance as % of net impaired loans	20%	13%	-

(1)	See page 2 for a discussion on non-GAAP measures.

Quest’s shareholders' equity decreased by $17.1 million or 6% to $273.9 million at December 31, 2009 from $291.0 million a year earlier. The decrease is attributed to a net loss of $21.6 million, offset by $3.7 million in common shares issued, net of shares repurchased, and $0.8 million related unpaid dividends returned to the Company and employee stock-options.

Quest’s debt facility, preferred share liability and non-recourse loan syndication to equity ratio as at December 31, 2009 is 0.1 to 1 compared to 0.3 to 1 a year earlier. Total assets as a multiple of equity was 1.1 times as at December 31, 2009, down from 1.3 at December 31, 2008. These low ratios should assist the Company in the current economic climate.

Net income decreased $44.5 million or 195% in 2009 to a net loss of $21.6 million as compared to net income of $22.8 million in 2008. Basic and diluted earnings per share (“EPS”) decreased from $0.16 per share in 2008 to a per share loss of $0.14 in 2009. The Company recorded specific loan losses, net of recoveries, of $31.5 million in 2009 compared to $13.7 million in 2008.

Quest’s total assets have decreased $85.9 million or 22% to $298.4 million at December 31, 2009 compared to $384.3 million a year earlier. Performing loan principal at December 31, 2009 was $130.3 million compared to $284.5 million at December 31, 2008, a decrease of $154.2 million or 54%. Non-performing loan principal amounted to $177.8 million at December 31, 2009 compared to $103.1 million a year earlier. The increase in non-performing loans is the result of the restrictive credit environment and declining real estate values in certain markets.

Net interest income decreased by $30.1 million or 69% to $13.7 million in 2009 compared to $43.9 million in 2008 as a result of the cessation of interest accruals on impaired mortgages in the portfolio which increased as a result of the deterioration in the credit environment in 2009.

DIVIDEND POLICY FOR 2010

Quest’s common share dividend policy is guided by its status as a MIC. This status allows the Company to reduce its taxable income to a negligible amount through the payment of dividends to common and preferred shareholders after first utilizing any tax losses and other tax deduction carry-forwards. At December 31, 2009, there are $33.4 million of non-capital tax losses available from 2009 and carried forward from prior years which may be utilized in future years. Quest did not have taxable income in 2009 to utilize these tax losses. At this time, under the current economic circumstances, Quest cannot reasonably determine the precise timing, in the short term, of the utilization of its tax loss carry-forwards and it is unlikely a dividend will be paid during 2010 or in the immediate future.

OUTLOOK

As a result of the credit crisis in late 2008 and early 2009, take-out financing from conventional sources was difficult to obtain for many of Quest’s borrowers, and real estate sales in the markets where Quest lends slowed considerably. However, recently, there has been an increase in sales activities in some of these markets. While the Company continues to experience delays in repayments and in receiving interest payments on certain of its loans, many of these loans are at the stage where Quest can now actively market the underlying real estate security and realize proceeds. However, given the nature and size, certain of these loans may continue to be impaired during 2010.

Specific loan losses were recorded in the fourth quarter in the amount of $15.0 million, net of recoveries, with total allowance for loan losses of $36.1 million as at December 31, 2009. Generally, these loan losses reflect recent market comparable data and purchase offers which are discussed further in detail in the Credit Quality and Impaired Loans section herein. As previously noted, the repayment and value of these loans remain subject to a functioning and healthy real estate market. While the market has improved in these respects, Quest loans continue to be exposed to further possible impairment and further loan losses.

During the three months ended December 31, 2009, Quest was able to monetize $40.0 million of its loans, and over the past twelve month period ended December 31, 2009, Quest monetized $93.0 million of its loans. The Company expects further monetization of its loan portfolio including collecting proceeds for some of its impaired loans.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)
	2009			2008			2007
Interest, other, expense and provision for loan losses
Interest income	24,975	(139%	)	46,819	154%		40,021	78%
Other	(156)	1%		308	1%		11,982	23%
Interest and syndication expenses	(11,279)	63%		(2,967)	(10%	)	(666)	(1%	)
Provision for loan losses, net	(31,549)	175%		(13,735)	(45%	)	-	-
	(18,009)	100%		30,425	100%		51,337	100%
Expenses
Salaries and benefits	5,806	57%		3,120	36%		7,937	52%
Stock-based compensation	445	5%		1,020	12%		1,085	7%
Legal and professional services	1,041	10%		1,348	16%		2,904	19%
Resource expense	235	2%		481	5%		61	-
Other	2,659	26%		2,637	31%		3,362	22%
	10,187	100%		8,606	100%		15,349	100%

(Loss) income before income taxes	(28,196)			21,819			35,988
Income tax (recovery) expense	(6,563)			(1,012)			12,321

Net (loss) income for the year	(21,633)			22,831			23,667

Interest income

Interest income includes loan interest at the stated loan rate, excluding interest that has not been accrued on impaired loans, plus loan commitment fees net of originators’ fee expense. Interest is calculated using the effective interest rate method.

Interest income decreased $21.8 million or 47% to $25.0 million in 2009 compared to $46.8 million 2008 and $40.0 million in 2007. Effective interest yields were 7% in 2009 compared to 14% in 2008 and 15% in 2007. This decrease was primarily due to an increase in impaired loans and ceasing to accrue interest income on these loans. Measured on a quarterly basis, the average outstanding loan portfolio was $340.4 million in 2009, a $1.1 million or 0.3% increase over the $339.2 million average balance in 2008.

Included in other income is $0.1 million in syndication servicing fees, a decrease of $0.2 million compared to $0.3 million in 2008. The decrease is a result of an increase in the required return by syndicate partners given the current credit environment. The syndicated loan portfolio excludes the non-recourse loan syndications which are further described herein; the portfolio was $49.8 million at December 31, 2009, a $0.3 million or 1% increase from $49.5 million at December 31, 2008. In addition, as part of the Company’s loan remediation strategy, the Company sold three loans receivable and three foreclosed properties for a net loss of $0.2 million in the year ended December 31, 2009. The Company did not sell any loans or foreclosed properties in the comparative period.

Interest expense

Interest and syndication expenses of $11.3 million includes $1.9 million of interest on Quest’s revolving debt facility, a decrease of $0.7 million from 2008, $7.7 million in dividends and fees on its cumulative, First Preferred Shares, Series A, classified as interest expense, and $1.7 million of non-recourse loan syndication expense.

In 2009 the Company repaid the outstanding balance on its debt facility and in October the Company cancelled the facility to reduce the ongoing cost of standby fees. As a result of the cancellation, a non-cash charge of $0.1 million was recognized in the fourth quarter of 2009 as the unamortized balance of financing costs were expensed.

First Preferred Shares, Series A dividends, net of $2.4 million in financing fees, were $5.3 million for 2009 compared to $nil for the comparative period. The Company paid an aggregate amount of $2.7 million for the first and second quarter dividends in common shares and the third quarter dividend of $1.4 million in cash. In December 2009, all of the issued and outstanding First Preferred Shares, Series A were redeemed and cancelled at the face value of $40 million, plus declared dividends of $1.2 million.

The Company completed a $30 million non-recourse syndication of various loans on April 22, 2009. The transaction was implemented through a structure involving senior and subordinated positions, whereby the syndicate partners hold the senior position and the Company is the subordinated position. The proceeds of the syndication were applied to reduce the Company’s revolving debt facility. Interest earned by the senior position of $1.1 million and $0.6 million in financing fee amortization have been included in interest and syndication expenses.

Provision for loan losses

Quest recorded $31.5 million in specific provisions for loan losses in 2009, net of $1.3 million in loss recoveries, as compared to $13.7 million in 2008 and $nil in 2007. The loan losses are primarily a result of the reduction in the property values held as collateral in certain markets in which the Company operates. The Company has reviewed its entire loan portfolio and estimated a specific provision on a loan by loan basis and there is no need to determine a general allowance.

In establishing the Company’s specific provision for loan losses, management must estimate the net realizable value of properties taken as security on loans. This is outlined in greater detail in the section entitled “Credit Quality and Impaired Loans.” The use of independent appraisals and the process by which management estimates the value of security is subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of the value of real estate or other assets securing a loan for the purposes of establishing a specific provision for loan losses and the ultimate value realized on that security.

Salaries and benefits

Salaries and benefits increased $2.7 million or 86% to $5.8 million in 2009 compared to $3.1 million in 2008 and $7.9 million in 2007. The increase relates primarily to $2.3 million in severance costs incurred in conjunction with the closure of the Toronto office and streamlining corporate operations. As at December 31, 2009, the Company had 15 employees as compared to 25 at December 31, 2008 and 21 as at December 31, 2007. The decrease as compared with 2007 and 2008 is the result of the Company ceasing its management and corporate finance services. At the time Quest Management Corp. and Quest Securities Corporation were disposed of in December 2007, all 10 employees engaged in management and corporate finance services were terminated. A total of $0.6 million in severance charges were recorded in 2007 relating to these terminations.

Included in salaries and benefits for the year ended December 31, 2009 was $0.9 million related to the Company’s amended bonus plan, compared to $0.1 million in the prior year. In 2009, the bonus plan was amended to be consistent with the Company’s focus on the collection of its loan portfolio. The Compensation Committee and the Board of Directors approved a bonus plan which is based primarily on funds collected by Quest on its loan portfolio.

In 2008, bonuses represented amounts under the Company’s discretionary incentive plans accrued for officers and employees of the Company, and the Board determined that no bonuses would be paid to senior management for 2008 and any accruals for these employees were reversed. The bonus expense relates to bonuses paid to administrative staff. Bonuses of $2.9 million in 2007 relate to the old plan and related to overall company performance.

Stock-based compensation

Stock-based compensation decreased $0.6 million or 56% in 2009 to $0.4 million as compared to $1.0 million in 2008 and $1.1 million in 2007. The decrease in expense is a result of early cancellation of options and a lower fair value assigned to options granted in 2009. In 2009, 400,000 options were granted to employees and directors and 2,994,664 options expired or were cancelled. In 2008, 2,455,000 options were granted and 7,733,336 options expired or were cancelled. The expense related to options is recorded on a straight line basis over the expected vesting term of the option (usually three years).

Legal and professional fees

Legal and professional fees decreased $0.3 million or 23% to $1.0 million in 2009 as compared to $1.3 million in 2008 and $2.9 million in 2007. The decrease is primarily due to fewer advisory services being required in 2009 relative to prior years. In 2007 there were non-recurring advisory expenses related to tax planning and advisory fees with respect to the Company’s conversion to a MIC, Sarbanes-Oxley Act (“SOX”) legislation compliance, including the provision of an internal audit function by external consultants and tax compliance fees related to the re-filing of prior years’ US tax returns.

Resource expense

Resource expense includes costs related to the Castle Mountain property other than reclamation costs included in the asset retirement obligation (“ARO”) account. The expenses decreased $0.3 million to $0.2 million in 2009 as compared to $0.5 million in 2008 due to reduced environmental testing activities.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses have increased $0.1 million or 4% to $2.7 million in 2009 from $2.6 million in 2008 with a further comparison to $3.4 million in 2007. The overall decrease from 2007 to 2009 is largely a result of cost containment.

Provision for income taxes

During prior years, the Company recognized a future tax asset based on the likely realization of tax losses which were to be utilized against future taxable earnings. The provision for income taxes in the statement of income (loss) reflects a tax recovery of $6.6 million as a result of an increase in non-capital losses due to further loan loss provisions. During 2009, the Company incurred $24.2 million of tax losses primarily as a result of specific loan provisions and reduced interest income accrual recognition due to the current level of impaired loans. Combined with losses carried forward from prior years, there is approximately $33.4 million of loss carry-forwards available to be utilized in future years

Fiscal 2008 was Quest’s first year operating as a MIC and the Company was able to deduct dividends paid from taxable income, which reduced current tax expense compared to 2007.

Net (loss) income

For the year ended December 31, 2009, the Company had a net loss of $21.6 million (or $0.14 basic and diluted loss per shares) compared to net income of $22.8 million (or $0.16 EPS – basic and diluted) in 2008 and $23.7 million (or $0.16 EPS – basic and diluted) in 2007.

Comprehensive income

At December 31, 2009 and 2008, the Company had no available-for-sale assets or liabilities whose fair values differ from their original carrying value. As a result, there is no accumulated other comprehensive income to report for those years. In 2007 the transition adjustment of $2.2 million at January 1, 2007 relating to investments was realized due to dispositions of these assets during 2007, resulting in 2007 comprehensive income of $21.4 million.

FINANCIAL POSITION

Table 3 - Asset Components
($ thousands)
	2009		2008		2007
Asset mix
Cash deposits	4,729	1%	1,621	1%	30,484	9%
Loans receivable	274,153	92%	372,084	97%	277,710	85%
Future income tax	11,504	4%	4,944	1%	3,916	1%
Other	8,014	3%	5,606	1%	13,634	5%
	298,400	100%	384,255	100%	325,744	100%

Cash deposits, marketable securities and investments

The Company’s cash resources at December 31, 2009 were $4.7 million as compared to $1.6 million as at December 31, 2008. Cash deposits include cash balances with major Canadian chartered banks. The Company’s cash balances will vary depending on the timing of loans advanced and repaid.

Loans receivable

Compared to December 31, 2008, the outstanding balance of the Company’s loan portfolio decreased $97.9 million or 26% to $274.1 million as a result of management focusing on collection of its loans and increasing the loan loss provision. As at December 31, 2009, 100% of the Company’s loan portfolio was comprised of mortgages on real estate, compared to 99% as at December 31, 2008.

As at December 31, 2009, Quest’s loan portfolio consisted of 36 mortgage loans, compared to 53 mortgage loans and four bridge loans at December 31, 2008.

The following table illustrates the evolution of the Company’s loan portfolio:

Table 4 – Loan Portfolio
($ thousands)
	2009		2008		2007
Principal Outstanding Mortgages
Land under development	135,549	44%	172,076	45%	151,607	52%
Real estate – residential	6,763	2%	13,704	3%	22,752	8%
Real estate – commercial	87,493	28%	64,784	17%	51,123	18%
Construction	78,318	26%	131,917	34%	54,162	18%
Total mortgages	308,123	100%	382,481	99%	279,644	96%
Bridge loans	-	0%	5,106	1%	10,549	4%
Total principal outstanding	308,123	100%	387,587	100%	290,193	100%
Accrued (prepaid) interest, net	3,937		952		(8,877)
Deferred loan fees and other, net	(1,844)		(2,720)		(3,606)
Allowance for loan losses	(36,063)		(13,735)		-
Loans receivable	274,153		372,084		277,710

The Company will syndicate a loan if it does not have sufficient cash resources to fund the entire loan itself or if it wishes to reduce its exposure to a borrower. In 2009, the Company syndicated $36.0 million of its loan portfolio on a non-recourse basis of which $16.0 million was reduced through repayments on related loans. This syndication was effected through a structure involving senior and subordinated positions, whereby the syndicate partners take the senior position and Quest the subordinated position. Since the Company, at its discretion, may repurchase the senior position, the full principal and accrued interest of non-recourse loans is recorded in loans receivable and the senior position is recorded in liabilities as non-recourse loan syndication using the gross loan amounts rather than the net loan amount. The Company’s other loan syndications are on a pari passu basis and are recorded using the net loan amounts.

The following table summarizes Quest’s and the syndicate partners’ shares of non-recourse loan balances included in loans receivable:

Table 5 – Non-recourse Loans
($ thousands)
	2009	2008	2007
Share of gross principal and interest in loans receivable
Syndicate partners	20,667	-	-
Quest	52,699	-	-
Total gross non-recourse principal and accrued interest	73,366	-	-

The following table illustrates loan principal continuity, gross of non-recourse syndicated amounts and specific provisions. The increase, including renewals, in repayments and other in 2009 to $210.2 million from $173.2 million in 2008 is due to the Company’s focus on loan monetization in 2009.

Table 6– Loan Principal Continuity
($ thousands)
	2009	2008	2007
Share of gross principal and interest in loans receivable
Principal balance, beginning of year	387,587	290,193	278,873
Loans funded (net)	130,737	270,637	250,123
Loans repaid and other (net)	(210,201)	(173,243)	(238,803)
Principal balance, end of year	308,123	387,587	290,193
Loan renewals included in both loans funded
and repaid	92,819	91,158	41,731

Loans funded and renewed decreased $139.9 million or 52% to $130.7 million in 2009 compared with 2008. The advances relate to prior commitments made by the Company in respect of construction loans and protective disbursements and term renewals intended to control or protect the value of the underlying security of the loan during the remediation process.

As at December 31, 2009, the portfolio was comprised of almost 100% first mortgages. The following table outlines Quest’s continuing evolution towards concentrating on first mortgages:

Table 7 - Priority of Mortgage Security Charges(1)
($ thousands)
	2009		2008		2007
Principal secured by:
1st charges	307,455	100%	369,647	97%	259,344	93%
2nd charges	668	0%	12,834	3%	20,300	7%
Total mortgages	308,123	100%	382,481	100%	279,644	100%

(1)	Includes mortgage portion of loan portfolio only.

The following table indicates the geographic location of the Company’s mortgages at the stated year ends:

Table 8 – Geographic Location of Mortgages(1)
($ thousands)
	2009		2008		2007
Principal outstanding:
British Columbia	141,694	46%	151,096	40%	160,986	58%
Prairies	125,429	41%	183,217	48%	101,158	36%
Ontario	41,000	13%	48,168	12%	17,500	6%
Total mortgages	308,123	100%	382,481	100%	279,644	100%

(1)	Includes mortgage portion of loan portfolio only.

The Company expects that the portfolio will continue to be weighted in favour of western Canada for the near term.

Credit quality and impaired loans

As part of the Company’s security, corporate and/or personal guarantees are typically required from the borrower in addition to the property securing the mortgage. Where in Quest’s opinion the real estate security alone is not sufficient to meet Quest’s lending criteria management requires additional collateral on other real estate owned by the borrower or letters of credit. Management reviews the portfolio on a regular basis to estimate the value of the underlying security and if credit conditions have adversely impacted the carrying value of the loan, suitable action is taken.

As at December 31, 2009, Quest had two loans totaling $15.3 million (2008 – $41.9 million) which were classified as past due loans that are not impaired. These loans are not classified as impaired because they are less than 90 days past due and are fully secured and there is reasonable assurance of collection of principal and accrued interest.

As at December 31, 2009, the Company had seventeen impaired loans in the amount of $180.7 million (2008 - $103.7 million) on which remedial action has been undertaken. On fourteen of these loans totaling $138.9 million, the Company has provided aggregate specific reserves for credit losses of $36.1 million. For the remaining three impaired loans, totaling $41.8 million, management has not provided for any specific loan losses as the estimated net realizable value of the collateral securing the loans is in excess of the carrying value of the impaired loans.

In determining whether a loan is impaired, Quest looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears 90 days or greater, the loan is declared to be impaired and non-performing and interest ceases to be recorded on the loan. If there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, even though the regular loan payments may not be 90 days or over in arrears, the loan is declared to be impaired and non-performing. All impaired loans are analyzed to determine whether there has been a reduction in the value of the real estate and other collateral securing the loan such that the carrying value of the loan is in excess of the value of the security. The value of the security is estimated by management using independent appraisals and other market knowledge. Where management can reasonably estimate the time required to dispose of the security, Quest computes the discounted estimated net proceeds on disposal of the security at the interest rate inherent in the loan contract to arrive at the present value of the estimated future net proceeds. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a specific provision for loan losses.

Quest uses various methods to estimate the current net realizable value for its impaired loans. Most important amongst these is the requisition of independent appraisals from recognized national appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult. The downturn in real estate sales over the past year has reduced the number of recent comparable transactions on which appraisals may be based and consequently, this has made it difficult to accurately value certain of the types of properties on which Quest lends. This leads to significant measurement uncertainty and the ultimate net realizable values for real estate by which an impaired loan is secured may be materially different than that estimated by management.

As the loan remediation process continues, additional information may be identified, including the listing of properties for sale and the results of negotiations and comparable sales data.

In 2009, the Company’s allowance for loan losses increased from $13.7 million at December 31, 2008 to $36.1 million at December 31, 2009, which includes $15.0 million in loan losses in the three months ended December 31, 2009, net of a $1.3 million recovery of prior losses. The following describes certain impaired loans under remediation and to provide continuity from the previous Management Discussion and Analysis dated November 5, 2009, the following table notes significant increases in the specific provision for loan losses during the three months ended December 31, 2009:

Table 9 – Impaired Loans Under Remediation
($ millions)
Geographic Area	Number	Property Descriptions	Loan	Increase	Allowance
	of Loans		Receivable	(decrease) to	for Loan
				Allowance	Losses
				for Loan
				Losses(1)
Okanagan region,	4	Land under development	$40.1	$6.7	$12.5
British Columbia
Increase to allowance for loan loss primarily relates to updated appraisals with comparable market data and offers for purchase of lands.
Calgary region, Alberta	1	Land under development	31.0	nil	nil
Recently classified as impaired; disposition of lands may not occur on a timely basis.
Northern Alberta	4	Land under development; commercial building; residential construction	35.6	1.9	8.2
Increase to allowance for loan loss relates to reduction in sales prices on certain residential construction properties; actively negotiating sale of residential construction properties and certain land under development; pursuing legal control of certain properties with a loan receivable of $16.6.
Vancouver region, British Columbia	3	Land under development; commercial property	44.1	2.7	7.4
Increase in allowance for loan loss primarily relate to offer on a property and recently classified impaired commercial loan where the value of the collateral is not sufficient to cover the loan receivable; disposition of lands with a loan receivable of $28.7 may not occur on a timely basis.
Edmonton region, Alberta and Saskatchewan	4	Office and residential building; residential construction; land under development	27.5	4.1	6.9
Increase in allowance for loan loss relates to cost overruns to complete residential construction.
Vancouver Island,	1	Commercial property	2.4	0.8	1.1
British Columbia
Increase in provision for loan loss reflect offers received for the property.

Total	17		180.7	16.2	36.1

(1) Increase in allowance for loan losses relates to the three month period ended December 31, 2009 and exclude recoveries of $1.3 million.

Future income taxes and other assets

The Company has recognized a future tax asset based on the likely utilization of tax losses and other deductions against future taxable income. In 2009, the future income tax asset increased $6.6 million to $11.5 million at December 31, 2009 compared to $4.9 million at December 31, 2008. This increase is a result of recognizing the tax benefits of increased non-capital losses in 2009 as compared to 2008. The balance of non-capital losses carried forward at December 31, 2009 is $33.4 million, up $24.2 million from $9.1 million at December 31, 2008, primarily as a result of the Company recording provisions for loan losses, thus creating new non-capital losses to be used in future years. The Company has also recognized a future tax liability related to its former U.S. based operations.

Other assets at December 31, 2009 includes $5.9 million of outstanding proceeds related to a sale of foreclosed property which was collected in full subsequent to December 31, 2009.

Liabilities

Total liabilities at December 31, 2009 were $24.5 million as compared to $93.3 million, as at December 31, 2008 representing a $68.8 million or 74% decrease. The largest component of total liabilities at December 31, 2009 was the Company’s non-recourse loan syndication of $20.7 million.

At December 31, 2008, the Company had an authorized $70.0 million revolving debt facility, upon which the Company had drawn $50.9 million. The facility was used to fund loans, as well as to bridge any gap between loan advances and loan repayments. The revolving debt facility was repaid and cancelled during 2009.

In December 2008, the Company raised $40 million in a 13.5% cumulative preferred share private placement for liquidity purposes and to pay down its revolving debt facility. The redeemable and retractable preferred shares are classified as liabilities. The preferred shares were repurchased and cancelled during 2009.

Capital management

Quest’s shareholders’ equity has decreased $17.1 million to $273.9 million as at December 31, 2009 compared to $291.0 million at December 31, 2008. Further information on the impact on the Company’s capital resources is discussed in the “Liquidity Risk” section herein.

Contractual obligations

The Company has contractual obligations for its leased office space in Vancouver. The total minimum lease payments for the years 2010 – 2014 are $1.3 million. The Company also has contractual obligations to pay certain officers compensation of $2.2 million, contingent on the officers remaining with the Company through the terms of the contracts. As well, the Company has committed to fund loan principal as at December 31, 2009 in the amount of $12.1 million. The following table illustrates these obligations due by period:

Table 10 – Contractual Obligations
($ thousands)
	Obligations Due by Period

Contractual Obligation	Total	2010	2011	2012	2013	2014
Office lease and other	1,319	423	423	423	25	25
Deferred compensation	2,225	225	-	2,000	-	-
Loan commitments	12,132	12,132	-	-	-	-
Total	15,676	12,780	423	2,423	25	25

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF 2009 QUARTERLY RESULTS

Table 11 - Summary of quarterly results
($ thousands, except per share amounts)
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr
	2009	2009	2009	2009	2008	2008	2008	2008

Interest income	4,165	5,222	6,891	8,697	11,592	12,547	11,549	11,131

Other	16	124	(309)	13	30	44	114	120

Provision for loan losses	14,987	8,081	5,884	2,597	10,685	2,600	246	204

(Loss) income before taxes	(17,112)	(7,177)	(5,973)	2,066	(380)	6,662	8,053	7,484

Net (loss) income	(13,576)	(5,160)	(4,280)	1,383	1,848	6,358	7,526	7,099

(Loss) Earnings Per Share – Basic	(0.09)	(0.03)	(0.03)	0.01	0.01	0.04	0.05	0.05

(Loss) Earnings Per Share - Diluted	(0.09)	(0.03)	(0.03)	0.01	0.01	0.04	0.05	0.05

Total Assets	298,400	357,404	362,452	382,824	384,255	381,722	366,539	342,491

Total Liabilities	24,493	69,842	71,495	89,062	93,256	86,211	71,015	48,156

SUMMARY OF 2009 QUARTERLY RESULTS

As a result of the increase in impaired loans on which the recording of interest income has ceased and lower fee structures on syndicated loans, the Company’s interest income has decreased during each quarter of 2009. Prior to the fourth quarter 2008 interest income had generally continued to increase on a quarterly basis as the Company’s loan portfolio had grown.

Fourth Quarter

Income before taxes decreased $16.7 million to a $17.1 million loss during the fourth quarter of 2009 as compared to a loss of $0.4 million in the fourth quarter of 2008 primarily as a result of a fourth quarter 2009 provision for loan losses of $15.0 million, net of recoveries, compared to $10.7 million in the fourth quarter of 2008 and a decrease in interest income of $7.4 million or 64% to $4.2 million during the fourth quarter of 2009 as compared to $11.6 million in the fourth quarter of 2008.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 4 of its audited consolidated financial statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for loan losses

Loans are stated net of an allowance for loan losses, where required, on impaired loans. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the sections entitled “Provision for loan losses” and “Credit quality and impaired loans” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and specific provisions, as determined by management, on a loan-by-loan basis. In determining the provision for possible loan losses, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Commencing in 2008, the Company had established a general allowance for loan losses to provide for unknown but probable losses in the loan portfolio. As a result of a full-portfolio analysis carried out by the Company on its loan portfolio as at December 31, 2009 and 2008 and the resulting provision for specific loan losses on any loan requiring these, management concluded that there was no need for a general allowance for loan losses as at December 31, 2009 and 2008.

Future tax assets and liabilities

The Company has recognized a future tax asset based on its likely realization of tax losses to be utilized against future earnings. The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized. In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds. If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down. Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings. The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Goodwill and intangible assets

On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”) which is effective for fiscal years beginning on or after October 1, 2008. Section 3064 replaced CICA Handbook Section 3062, Goodwill and Other Intangible Assets and CICA Handbook Section 3450, Research and Development Costs. Section 3064 establishes requirements for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and other CICA guidance within the CICA Handbook has been updated to ensure consistency with Section 3064.

The adoption of the new standard and other related changes to the CICA Handbook did not have a significant impact on the Company’s financial position or net income. Certain of the Company’s long lived assets related to computer software were reclassified intangible assets.

Credit risk and fair value

The Company has adopted Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Liabilities (“EIC-173”) which was issued by the Accounting Standards Board (“AcSB”) on January 20, 2009. The abstract clarifies how the credit risk of a counterparty or an entity’s own credit risk should be taken into account in the measurement, presentation and disclosure of the fair value of financial assets and financial liabilities. In instances where a quoted market price or rate does not take into account changes in an entity's own or counterparty's credit risk or where a valuation technique using observable and/or unobservable market inputs is used to estimate the fair value of a financial instrument which is not traded in an active market, credit risk and changes in credit risk are required to be taken into account in establishing the estimated fair value of the financial instrument. EIC 173 is required to be applied retrospectively without restatement of comparative periods. The Company has applied the requirements of EIC-173 and has determined that there is no impact to its opening retained earnings on transition. As at December 31, 2009, the impact of EIC-173 on the measurement and disclosure of the Company's financial instruments is not significant.

Financial instruments: Classification and measurement

On April 29, 2009, the AcSB amended CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The amendment clarifies that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized using the interest rate used to determine the impairment loss. The amendment is effective for the Company’s annual financial statements issued for the year ended December 31, 2009.

On July 29, 2009, the AcSB further amended Section 3855 to expand the previous definition of loans and receivables to include debt securities not quoted in an active market which are not intended to be sold immediately or in the near term. The amendment includes specific guidance on the limited circumstances in which an optional reclassification between financial instrument classifications may be permitted. Section 3855 was also amended such that any other than temporary impairment which is identified for held-to-maturity investments is recognized in the income statement only in respect of credit losses rather than the entire change in fair value. Any other than temporary impairment losses on debt securities that are classified as available-for-sale continue to be adjusted through the income statement in their entirety. However other than temporary impairment losses recorded on available-for-sale debt securities may be reversed through the income statement if the fair value subsequently recovers and the increase in value can be objectively attributed to an event occurring after the original impairment loss was recognized.

The adoption of the above changes for its fiscal 2009 financial statements did not have a significant impact on the Company’s financial position or net income.

Financial instruments: Disclosure

The Company has adopted amendments to the CICA Handbook Section 3862, Financial Instruments - Disclosures (“Section 3862”) in its fiscal 2009 financial statements. The amendments require an entity to provide disclosure on financial instruments measured at fair value on its balance sheet using a fair value hierarchy that reflects the extent to which quoted prices or other market or non-market inputs are used in the valuation of those financial instruments. The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivative and non derivative financial liabilities based on expected maturities.

The adoption of the above disclosure changes has been incorporated into Notes 16 and 17 of its audited consolidated financial statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The CICA has previously announced planned convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) for public companies over a transition period, with IFRS expected to be effective for fiscal periods beginning on or after January 1, 2011. Management has established a plan to adopt IFRS on January 1, 2011 with restatement for comparative purposes of amounts reported by the Company for the interim periods and the year ended December 31, 2010.

An implementation team has been created and management has engaged a third-party advisor to assist. Management has completed the diagnostic phase and has made an assessment of the accounting policy choices and elections that are allowed under IFRS. While not an exhaustive list, following are identified as accounting and reporting differences that may be impacted:

  Accounting for joint ventures

  Stock-based compensation

  Financial instruments

  Related party transactions

As a number of existing IFRS are currently undergoing revision, including with respect to financial instruments, the Company’s IFRS plan may be modified, as necessary, to take into account of any additional requirements arising from changes to existing IFRS prior to the Company’s transition date.

Management anticipates that accounting policy choices and elections under IFRS will be finalized early in the second quarter of 2010 and shortly thereafter, with the assistance of a third-party advisor, prepare financial statements on a quarterly basis using IFRS for internal transitional purposes in addition to financial statements under Canadian GAAP.

Management does not believe there will be a significant impact of the conversion on Quest’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. Management will continually review and adjust its implementation process to ensure the convergence timetable is met.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Notes 13 of its audited consolidated financial statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2009. The major related party transactions of 2009 involved the sale of loans receivable and administration services charged to and by a party related by virtue of having certain directors and officers in common. In prior years, certain directors or officers of Quest joined the boards of companies in which Quest had invested or to which Quest had provided bridge loan financing to ensure Quest’s interests were represented. This strategy resulted in a number of related party transactions. As mentioned above, Quest Securities Corporation and Quest Management Corp. were sold to certain officers and directors of Quest at the end of 2007. These transactions were reviewed and approved by a valuation committee of the Board, comprised of three independent directors.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 22, 2010, the Company had the following common shares and stock options outstanding:

Common shares	149,690,334
Stock options	6,865,000
Fully diluted shares outstanding	156,555,334

As at March 22, 2010, there were 400,000 “in the money” stock options outstanding, of which 75,000 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lending institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values. These market changes may be regional, national or international in nature or may revolve around a specific product type. Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts. Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

During the loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

  emphasis on first mortgage financings;

  emphasis on borrowers’ experience;

  local and regional diversification of mortgages;

  diversification of the loan portfolio by asset type;

  the investigation of the creditworthiness of all borrowers; the employment of qualified and experienced loan originators and underwriters;

  allocation of the responsibility of the loan to two Quest employees which allow for peer review;

  physical inspection of the property;

  review of the sufficiency of the borrower’s business plans including strategies to exit the property and/or enhance the value of the property;

  continuous written status updates provided on the business plans and if applicable, construction progress;

  the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests; and

  the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding.

As a result of the recent changes to the credit markets and the Company’s focus on loan remediation and the collection of loans, senior management has implemented several additional procedures as well as heightening others. These include:

  The formation of a remediation team who focus on the identification and remediation of problem loans;

  Strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

  Frequent physical inspection of the properties by loan remediation team members;

  Engaging new legal counsel, realtors, and other professionals;

  Frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

  Weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is comprised of three independent directors. They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board. The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management. In addition, at loan origination, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity. As at December 31, 2009, the largest loan in the Company’s loan portfolio was $29.1 million (11% of the Company’s loan portfolio) and was not impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity and Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of any debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at December 31, 2009, the Company had future loan commitments to borrowers of up to $12.1 million. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at December 31, 2009, 44% of the Company’s principal loan balance (before provisions) or $135.6 million, is due within a year. With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments. As a result of these forecasts, it is management’s opinion that the Company has sufficient resources to meet its current cash flow requirements.

Market Risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities. The Company’s material market risk is limited to interest rates as noted below.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the Bank Prime Rate plus a spread. In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at December 31, 2009, the Company had 3 variable rate loans priced off the bank prime rate with an aggregate principal of $58.8 million and 33 fixed-rate loans with an aggregate principal of $249.3 million.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Audit Committee, on behalf of the Board of Directors, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on our assessment, management believes that the design and operation of the Company’s disclosure controls and procedures were effective as at December 31, 2009 and for the year then ended.

Changes in Internal Disclosure Controls and Procedures

There were no changes in the Company’s internal disclosure controls and procedures that occurred during the fourth quarter of 2009 that have materially affected, or are reasonably likely to affect, the Company’s internal disclosure controls and procedures or internal controls over financial reporting. Brian Bayley has become President and CEO, replacing Stephen Coffey effective May 21, 2009 and Ken Gordon, formerly Chief Operating Officer, is no longer with the Company. The position was eliminated. Effective June 1, 2009, Narinder Nagra, was appointed Senior Vice President, Asset Management. Mr. Nagra oversees the loan remediation process.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on our assessment, management believes that the design and operation of the Company’s internal controls over financial reporting were effective as at December 31, 2009 and for the year then ended.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.